UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Shares (as defined herein).

CUSIP No. 91818X108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,608,578 (See Items 3, 4 and 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 37,608,578 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,608,578 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 1,151,333,621 Class A Shares (as defined herein) outstanding, which is the sum of the (i) 1,084,343,330 Class A Shares outstanding as of June 14, 2021, as reported by the Issuer (as defined herein), and (ii) 66,990,291 Class A Shares issued upon partial conversion of the Convertible Notes (as defined herein) pursuant to the Supplementary Agreement (as defined herein).

CUSIP No. 91818X108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,608,578 (See Items 3, 4 and 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 37,608,578 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,608,578 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 1,151,333,621 Class A Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Shares outstanding as of June 14, 2021, as reported by the Issuer, and (ii) 66,990,291 Class A Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

CUSIP No. 91818X108	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS James Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,608,578 (See Items 3, 4 and 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 37,608,578 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,608,578 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 1,151,333,621 Class A Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Shares outstanding as of June 14, 2021, as reported by the Issuer, and (ii) 66,990,291 Class A Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 20, 2019 as amended and supplemented by Amendment No. 1 filed on October 5, 20201 and Amendment No. 2 filed on October 9, 2020 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment amends and restates the final paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below:

“On June 17, 2021, in connection with the Share Subscription Agreement, dated June 14, 2021, among the Issuer, Astral Success Limited (“Joy Capital”) and Abundant Grace Investment Limited (“Nio Capital”), the Note Holders, including TPG Growth III SF, entered into a Supplementary Agreement (the “Supplementary Agreement”) with the Issuer. Pursuant to the Supplementary Agreement, on July 12, 2021 and upon the satisfaction of certain conditions, (i) 30% of the outstanding principal amount of the Convertible Notes automatically converted into Class A Shares at a conversion price of $1.03 per Class A Share and (ii) certain sections of the Note Purchase Agreement and Convertible Notes, including the section providing for further conversion, were terminated and thus no longer in force and effect. As a result of the Supplementary Agreement, $18,000,000 of the principal amount of the Convertible Notes held by TPG Growth III SF were converted into 17,475,728 Class A Shares and the remaining outstanding principal amount is no longer convertible into Class A Shares.

The Supplementary Agreement further amended the terms of the Convertible Notes to provide, among other things, (i) that if no principal amount is outstanding as of July 1, 2024, the Convertible Notes shall bear no interest on the outstanding principal amount from May 29, 2019 until June 30, 2024; otherwise, the Convertible Notes shall bear interest on all of the outstanding principal amount as of July 1, 2024 at a simple interest rate of 3.75% per annum from May 29, 2019 until the outstanding principal amount is fully repaid; (ii) that the Issuer repay the Convertible Notes in instalments as set forth in the Supplementary Agreement; (iii) restrictions on the Issuer’s ability to incur certain indebtedness; and (iv) that certain dispositions by the Issuer will not require the prior written consent of the Requisite Holders (as defined in the Note Purchase Agreement) unless such dispositions are not in the ordinary course of business and relate to the sale or transfer of assets or businesses which represent 50% or more of the total assets of the Issuer by value.

On July 12, 2021, the Investors, including TPG Growth III SF, also entered into a Voting Agreement (the “Voting Agreement”) with the Issuer, the Founder, Xin Gao, Joy Capital and Nio Capital pursuant to which the Board shall consist of seven directors, among which, subject to certain limitations, each of Joy Capital, Nio Capital, the Investors (collectively) and the Founder shall be entitled to nominate one director, Joy Capital and Nio Capital shall be collectively entitled to nominate two independent directors and the Founder or the Board shall be entitled to appoint the third independent director. Each party to the Voting Agreement (other than the Issuer) has agreed to take all necessary action, including voting its equity securities at any general meeting of shareholders, to ensure the board composition set forth above. The Voting Agreement further subjects certain material corporate transactions to Board approval.

In addition, on July 12, 2021, TPG Growth III SF entered into a Consent Letter for Lock-Up (the “Lock-Up Letter”) pursuant to which TPG Growth III SF agreed, among other things, not to transfer or dispose of any equity securities of the Issuer held by TPG Growth III SF as of that date (including the 17,475,728 Class A Shares issued upon the partial conversion of the Convertible Notes described above) for a period of nine months, subject to certain exceptions.

On July 12, 2021, the Investors entered into a Termination Agreement (the “Termination Agreement”) with the Issuer, the Founder Parties and Jeneration Capital pursuant to which (i) the Investors’ Rights Agreement and the Letter Agreement were terminated without force and effect and (ii) each party irrevocably waives any rights under the Investors’ Rights Agreement and the Letter Agreement and releases the other parties from any and all obligations and liabilities under such agreements. Pursuant to the Termination Agreement, the Investors caused the directors nominated by them to resign from the Board and all other positions each such person holds in the Issuer or its subsidiaries.

Page 5 of 8 Pages

References to and descriptions of the Note Purchase Agreement, Investors’ Rights Agreement, Letter Agreement, Supplementary Agreement, Voting Agreement, Lock-Up Letter and Termination Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Note Purchase Agreement, Investors’ Rights Agreement, Letter Agreement, Supplementary Agreement, Voting Agreement, Lock-Up Letter and Termination Agreement, which have been filed as exhibits hereto and are incorporated herein by this reference.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following disclosure assumes that there is a total of 1,151,333,621 Class A Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Shares outstanding as of June 14, 2021, as reported by the Issuer, and (ii) 66,990,291 Class A Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 37,608,578 Class A Shares, which constitutes approximately 3.3% of the outstanding Class A Shares.”

This Amendment amends and restates the seventh paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“As a result of the Supplementary Agreement and Termination Agreement, on July 12, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares.”

Item 7. Material to Be Filed as Exhibits.

 This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“5.	Supplementary Agreement, dated June 17, 2021 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021).

6.	Voting Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021).

7.	Form of Consent Letter for Lock-Up, dated July 12, 2021.

8.	Termination Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021).”

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2021

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Investors’ Rights Agreement, dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).

3.	Note Purchase Agreement, dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).

4.	Letter Agreement, dated October 4, 2020 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2 to Schedule 13D filed by Redrock Holdings Investments Limited on October 5, 2020).

5.	Supplementary Agreement, dated June 17, 2021 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021).

6.	Voting Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021).

7.	Form of Consent Letter for Lock-Up, dated July 12, 2021.

8	Termination Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021).

Execution Version

CONSENT LETTER FOR LOCK-UP

From

TPG Growth III SF Pte. Ltd.

Date: July 12, 2021

To:

Uxin Limited

1-3/F, No. 12 Beitucheng East Road

Chaoyang District, Beijing 100029

The People's Republic of China

Subject: Consent Letter for Lock-up

The undersigned holds 6,710,950 American Depositary Shares of Uxin Limited (the “Company”), an exempted company duly incorporated and validly existing under the Laws of the Cayman Islands listed on the NASDAQ Global Select Market, and holds or will hold 17,475,728 Class A Ordinary Shares of the Company upon conversion of certain outstanding principal amount of the 2019 Note held by it on or about the date hereof. The undersigned acknowledges that the Company, Astral Success Limited and Abundant Grace Investment Limited (the “Investors”, and each an “Investor”) have entered into a share subscription agreement on June 14, 2021 (the “Share Subscription Agreement”), pursuant to which, each Investor agrees to purchase from the Company certain senior preferred convertible shares of the Company and certain warrant. The undersigned further acknowledges that the execution and delivery of this letter (this “Consent Letter”) is a closing delivery under the Share Subscription Agreement. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Share Subscription Agreement. For the benefit of the Company and the Investors, the undersigned hereby agrees as follows:

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Execution Version

1.       Lock-Up Provisions.

(a)    The undersigned and its affiliates (which means any other person and/or entity directly or indirectly controlling or controlled by or under direct or indirect common control with the undersigned), during the period commencing from the First Closing Date until nine (9) months from the First Closing Date (the “Lock-Up Period”), shall not: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Equity Securities (as defined below) owned or to be owned by the undersigned on the First Closing Date (including Class A Ordinary Shares issued to the undersigned upon conversion of certain outstanding principal amount of the 2019 Note held by it) (the “Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to (i) transactions relating to the Equity Securities of the Company acquired in open market transactions after the First Closing Date, (ii) transfers of the Restricted Securities as a bona fide gift or through will, testamentary document or intestacy, or by operation of law, such as in connection with a divorce settlement, (iii) distributions of the Restricted Securities to affiliates, subsidiaries, members, limited partners or stockholders of the undersigned or any investment fund or other entity controlling, controlled by, managing, or managed by or under common control with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), provided that in the case of any transfer or distribution pursuant to clause (ii) or (iii), each donee or distributee shall sign and deliver to the Company a lock-up consent letter substantially in the form of this Consent Letter, (iv) to a nominee or custodian of the undersigned or of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iii), (v) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Rule 10b5-1 Plan”) for the transfer of the Restricted Securities, provided that such Rule 10b5-1 Plan does not provide for the transfer of the Restricted Securities during the Lock-up Period, (vi) transfer of the Restricted Securities to any trust for the direct or indirect benefit of the undersigned, or any entity 100% beneficially owned and controlled by the undersigned, provided that (x) the trustee of the trust of the transferred agrees to be bound in writing by the restrictions set forth herein, and (y) any such transfer shall not involve a disposition for value, (vii) any security interest or encumbrance over any Equity Securities in connection with a bona fide debt financing made to the undersigned by banks or other financial institutions, provided that no enforcement of, or foreclosure with respect to such Equity Securities shall take place during the Lock-up Period, (viii) the sale of Restricted Securities to the Company by the undersigned, and (ix) transfers of Equity Securities pursuant to a bona fide third-party tender offer made to all holders of the Company’s capital stock or other transaction, including, without limitation, any merger, consolidation or other similar transaction involving a change of control of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of the undersigned’s Equity Securities in connection with any such transaction, or vote any of the undersigned’s Equity Securities in favor of any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the undersigned’s Equity Securities shall remain subject to the provisions of this Consent Letter.

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Execution Version

(b)    The undersigned acknowledges that if any Prohibited Transfer is made or attempted contrary to the provisions of this Consent Letter, such purported Prohibited Transfer shall be null and void ab initio, and the Company will refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. The undersigned further acknowledges that in order to enforce this Section 1, the Company may impose stop-transfer instructions with respect to the Restricted Securities of the undersigned (and permitted transferees and assigns thereof) until the end of the Lock-Up Period. The undersigned hereby also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Restricted Securities unless such transfer is in compliance with the foregoing restrictions.

(c)    For purpose of this Consent Letter, “Equity Security” shall mean any and all shares of capital stock, membership interests, units, depositary shares, profits interests, ownership interests, equity interests, registered capital, and other equity securities or ownership interests of the Company, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing.

2.       Binding Obligation; Termination. This Consent Letter has been duly authorized by the undersigned and constitutes valid and binding obligations of the undersigned. This Consent Letter shall be in effect until the earlier of (i) the undersigned (and permitted transferees and assigns thereof) ceases to hold any Restricted Securities of the Company without breach of this Consent Letter, (ii) the Share Subscription Agreement is terminated in accordance with its terms; (iii) any Investor has materially breached section 1 of the Lock-Up Letter signed by it; (iv) any Investor has materially breached section 2.01(ii) of the Voting Agreement and such breach has resulted in the Director nominated by the Major Noteholders (if any) not being appointed pursuant to section 2.01(i)(c) of the Voting Agreement; (v) the Company has materially breached the provisions of the Supplementary Agreement or the terms and conditions under the 2019 Note (as supplemented or amended from time to time); and (vi) any Investor’s Lock-Up Letter is terminated for whatever reason (other than material breach by any Major Noteholder of section 1 of the Lock-Up Letter signed by it which shall be in the form substantially same as this Consent Letter).

3.       Third-Party Beneficiaries. Notwithstanding anything to the contrary in this Consent Letter or in Applicable Laws, upon the First Closing, each Investor shall become an intended third-party beneficiary of this Consent Letter, and may enforce this Consent Letter as a third-party beneficiary as if it is a named party herein.

4.       Consent Letter Prevail. In the event of any conflict or inconsistency between any of the terms of this Consent Letter and other agreements among the Company and the undersigned, the terms of this Consent Letter shall prevail, and the undersigned agrees to take all actions necessary, as promptly as practicable after the discovery of such inconsistency, to adopt amendments and restatements to the other agreements to give effect to the provisions of this Consent Letter.

5.       Severability. In the event that any provision of this Consent Letter, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Consent Letter will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the undersigned. The undersigned further agrees to replace such void or unenforceable provision of this Consent Letter with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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Execution Version

6.       Governing Law. This Consent Letter shall be governed by and construed in accordance with the laws of Hong Kong, without regard to its principles of conflicts of laws.

7.       Dispute Resolution. The undersigned and the Company irrevocably (i) agree that any dispute or controversy arising out of, relating to, or concerning any interpretation, construction, performance or breach of this Consent Letter, shall be settled by arbitration to be held in Hong Kong and administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force at the time of the commencement of the arbitration, (ii) waive, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration, and (iii) submit to the exclusive jurisdiction of Hong Kong in any such arbitration. There shall be three (3) arbitrators. The claimant shall appoint one (1) arbitrator, and the respondent shall appoint one (1) arbitrator no more than ten (10) days following the official appointment of the arbitrator appointed by the claimant, failing which such arbitrator shall be appointed by HKIAC; the third arbitrator shall be the presiding arbitrator and shall be appointed jointly by the arbitrators ap-pointed by the claimant and respondent within ten (10) days of the later of the appointment of the arbitrators appointed by the said parties, failing which such arbitrator shall be appointed by HKIAC. The arbitration shall be conducted in English. The undersigned acknowledges and agrees that, in addition to contract damages, the arbitrator may award provisional and final equitable relief, including injunctions, specific performance and lost profits. The decision of the arbitration tribunal shall be final, conclusive and binding on the undersigned and other parties to the arbitration. Judgment may be entered on the arbitration tribunal’s decision in any court having jurisdiction. When any dispute occurs and when any dispute is under arbitration, except for the matters in dispute, the parties shall continue to fulfil their respective obligations and shall be entitled to exercise their rights under this Consent Letter. The undersigned understands and agrees that this provision regarding arbitration shall not prevent the undersigned or any other person from pursuing preliminary, equitable or injunctive relief in a judicial forum pending arbitration in order to compel another party to comply with this provision, to preserve the status quo prior to the invocation of arbitration under this provision, or to prevent or halt actions that may result in irreparable harm. A request for such equitable or injunctive relief shall not waive this arbitration provision. If any action at law or in equity is necessary to enforce or interpret the terms of this Consent Letter, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

8.       Assignment. The undersigned agrees not to assign either this Consent Letter or any of its rights, interests, or obligations hereunder to any person other than transferees permitted under Section 1(a) above without the prior written approval of the Company and the third-party beneficiaries.

9.       Amendment/Waiver. The undersigned agrees that this Consent Letter shall not be amended without the prior written consent of the Company and the third-party beneficiaries. The Company agrees that in the event any comparable lock-up agreement with any other investor in the Company is amended, or a provision of any such agreement is waived, in each case in a manner that is favorable to such other investor, then the terms of this Consent Letter shall be deemed automatically amended or waived such that the undersigned shall have the benefit of the terms of such amendment or waiver.

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Execution Version

10.     Further Assurances. From time to time, at any of the Company or any of the third-party beneficiaries’ request and without further consideration, the undersigned agrees to execute and deliver such additional documents and take all such further actions as may be reasonably necessary to give further effect of the matters contemplated by this Consent Letter.

11.     Notices. All notices and other communications between the undersigned on the one hand and the Company on the other hand, shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) to the address provided by relevant parties.

12.     Electronic Signatures. The parties irrevocably and unreservedly agree that this Consent Letter may be executed by way of electronic signatures and the parties agree that this Consent Letter, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

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Execution Version

Very truly yours,

TPG Growth III SF Pte. Ltd.

By: _______________________

Name:

Title:

6

Agreed and Accepted by:

Uxin Limited

By: _______________________

Name: Dai Kun

Title: CEO

7